Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 7-10-02 For the month of July 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	July 8, 2002

Item 1

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

July 8, 2002

Securities Authority
22 Kanfei Nesharim Str.
Jerusalem

Tel-Aviv Stock Exchange
54 Eha'ad Ha'am Str.
Tel-Aviv

Registrar of Companies
POB 767
Jerusalem

Dear Sir Or Madam,

Re: **Immediate Report**

The company hereby reports that on July 7, 2002, Mr. Avi Drexler notified the Company of his resignation as a Director at EIL, effective immediately. (He ceased to be a Company's Director under ordinary circumstances).

Mr. Amnon Neubach was nominated as a Director at EIL, effective July 7 2002.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

(*)- Translation from Hebrew

H:\word\2001\דרכסלר\דיווח מיידי מינוי ניבך התפטר.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: July 9, 2002

By: ....
Yair Kohavi, Adv.
Corporate Secretary